EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-159955, 333-163063, 333-171203 and 333-172655) and the related prospectuses and Form S-8 (Nos. 333-141525, 333-147805 and 333-165722) of Rosetta Genomics Ltd. of our report dated March 31, 2011 (Except for Note 1f and 16c as to which the date is November 2, 2011), with respect to the consolidated financial statements of Rosetta Genomics Ltd. included in the Current Report on Form 6-K filed with the Securities and Exchange Commission on November 2, 2011.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
November 2, 2011	A Member of Ernst & Young Global